Buyers United





                               2002 Annual Report
                                to Stockholders




















         UCN                                             buyersonline
United Carrier Networks                       Helping you zero-out monthly bills

                                TABLE OF CONTENTS






Section                                                                 Page No.
-------                                                                 --------

Letter to Stockholders                                                     3

Our Business                                                               5

Market for Common Equity and Related Stockholder Matters                   6

Summary Financial Information                                              7

Management's Discussion and Analysis of Financial Condition and
  Results of Operations                                                    7

Financial Statements                                                      F-1
buyersonline
Helping you zero-out monthly bills
                                                                   UCN
                                                         United Carrier Networks


May 1, 2003

Dear Fellow Shareholders:

The year 2002 saw your company continue its impressive growth by more than doubling the revenue achieved in the year 2001. Net income (before preferred stock dividends) was positive for the first time in our history. And in December we entered into two acquisition agreements that will continue our revenue growth in 2003, while reducing our costs of revenue. Our net profit for the 2003 year is expected to increase significantly.

The Touch America acquisition, involving the purchase of switched voice telecommunication customers, was consummated in March 2003 when the conditions for closing were satisfied. We are still negotiating a reduction in the purchase price because of discrepancies in the list of purchased accounts. We will begin to realize the benefit of this acquisition in our second quarter 2003 results.

Our second acquisition agreement involves the purchase from I-Link, Inc. of a real-time Internet protocol communications network that includes both the dedicated equipment required to operate the network and I-Link's customer base serviced through the network. This acquisition transforms your company from the business of only reselling telecommunication services to a combination reseller-network operator. Our agreements with multiple wholesale carriers in conjunction with our network will allow us to use "least cost routing" that we believe will significantly reduce our operating costs, and thereby increase our profit margins. With this acquisition we also acquired a license in perpetuity for software developed for the operation of the network that provides our customer base with a fuller suite of services.

During 2003, we plan to introduce a series of services to provide complete communications needs in one stop. Examples of our new offerings are:

o Fax to e-mail, which allows a customer to send or receive faxes through an e-mail address on his own personal computer;

o Voice mail, which allows a customer to receive, store, forward, and access voice mail messages; and

o Account management, which allows a customer to review billing on his account, make service inquiries, and add or delete services over the Internet.

Using our Internet protocol network, we will be able to offer these services at a lower capital infrastructure cost.

We closed on the I-Link acquisition effective May 1, 2003. Prior to the closing, we operated all of the assets under a management agreement that gave us the right to service all our customers utilizing the network. We are now in the process of transferring some of our customer base to the I-Link network. In addition to the revenue growth from these two acquisitions, we expect continued growth through the traditional sales channels that we have developed.

Concurrent with the acquisitions, we have shifted day-to-day responsibility for operation from Paul Jarman to Kenneth Krogue, thus freeing Paul to concentrate on the integration of the acquisitions and significant longer-term strategic objectives. The Board of Directors elected Paul to President of your company and Ken as its Chief Operating Officer. We are also bringing additional talent into the organization as part of our plan for well-managed growth.

Last year Congress passed legislation requiring public companies to improve their corporate governance environment. As most of this legislation, known as Sarbanes-Oxley, is applicable to Buyers United, we are in the process of augmenting our Audit Committee charter whereby this committee will have greater oversight responsibilities and direct oversight of our independent auditors. Our intention is to implement the Sarbanes-Oxley requirements to improve our management processes.

In March of this year, Buyers United earned the "2002 Reseller of the Year Award" from the Agent Alliance, a national trade association of independent telecommunications agents, in recognition of the high degree of effectiveness of our customer service and support programs.

Last year was a good year, and we intend to make 2003 even better.

Thank you for your continued interest in our company.

Sincerely,


/s/ Theodore Stern
Chairman and CEO
Buyers United, Inc.

                                  OUR BUSINESS

     Buyers United, Inc. is a domestic telecommunications company that offers a wide range of long distance, toll free, data transmission, and related communication service options at competitive prices, and provides to its customers a standard of service it believes is comparable to other industry participants. The telecommunications services offered include the following:

     o    Switched long distance services to business and residential customers
     o    Dedicated access long distance service
     o    Toll-free 800/888/877/866 services
     o    Dedicated data transmission
     o    Private line data services
     o    Calling card services
     o    Conference calling
     o    Automatic call distribution
     o    Interactive Voice Response (IVR)
     o    Outbound dialing and voice message broadcasting

These services can be offered individually, or in a suite of services tailored to a customer's needs.

     For the past five years Buyers United has been engaged in the business of reselling telecommunication services provided by others to Buyers United at wholesale rates. Domestic and international long distance services make up a major portion of our sales with the other services listed above making smaller contributions to our sales mix.

     Buyers United now services approximately 150,000 business and residential consumers across America. We have refined our business model over the past several years to address specific niche opportunities in the vast communications industry. Our new brand, United Carrier Networks (UCN), targets business customers, while the brand developed during 2000, BuyersOnline (BOL), is intended to cater to the residential consumer. The use of the two distinct brands allows us to specifically meet the needs of both customer types, without creating channel conflicts.

     Buyers United is now pursuing multiple marketing avenues, including using independent agents, implementing promotional and rebate programs to attract customers, and marketing through the Internet. Buyers United's sale incentive programs offered from time to time give customers additional cost saving opportunities that we believe enhances customer retention. The new UCN web site gives specialized services and options for business customers and the agents that represent them. Buyers United also pursues customers through strategic relationships with companies that operate independent sales and marketing programs for a variety of products and services.

Recent Developments

     On December 6, 2002, Buyers United entered into an agreement to purchase assets of I-Link, Inc., and its subsidiary, I-Link Communications, Inc., and license in perpetuity software developed by I-Link for the operation of a real-time Internet protocol communications network (RTIP Network). The assets acquired include dedicated equipment required for operating the RTIP Network, customers of I-Link serviced through the network, and certain trademarks. In consideration for the assets and software license, Buyers United agreed to issue to I-Link 300,000 shares of Series B Convertible Preferred Stock and assume certain liabilities. Completion of the purchase is subject to obtaining government and third-party approvals, and obtaining releases of third party security interests in the assets. The parties are pursuing efforts to satisfy these closing conditions for the purchase of assets, but cannot predict when or if the conditions will be satisfied and the transaction closed.

     Concurrently with the agreement for the purchase of I-Link assets, I-Link and Buyers United entered into transition and management agreements pursuant to which Buyers United was appointed to manage all of the assets to be acquired from I-Link pending the closing of the purchase. Under the agreements, Buyers
United assumed responsibility for day-to-day operation of the RTIP Network previously operated by I-Link that is to be sold to Buyers United, is responsible for all customer billing and collection, has the right to use the RTIP Network to provide telecommunications service to its customers, and is entitled to receive a management fee equal to 10 percent of revenue generated from I-Link customers after the payment of all expenses of the RTIP Network and providing service to such customers.

     In connection with the transaction, Buyers United agreed to sublease certain space occupied by I-Link, but subsequently negotiated a new lease arrangement for the space. Buyers United is leasing through November 2004, 14,339 square feet of space at 13751 S. Wadsworth Park Drive, Draper, Utah, at a monthly cost of $16,728. In consideration for entering into this agreement, I-Link agreed to subsidize a total of $36,232 in lease payments, which represents the difference between the amount of the original sublease obligation of Buyers United and the monthly cost of the space under the new lease arrangement. In the event the asset purchase transaction between Buyers United and I-Link does not close, Buyers United has the right to terminate the lease arrangement without further liability to I-Link or the landlord.

     On December 20, 2002, Buyers United entered into an agreement with Touch America, Inc., a subsidiary of Touch America Holdings, Inc., to purchase approximately 70,000 of the switched voice telecommunication customers of Touch America, including the carrier identification code used to service those customers. Buyers United did not purchase any accounts receivable, equipment, or other assets of Touch America. Buyers United agreed to pay to Touch America account receivable balances that predate the sale as collected by Buyers United, subject to certain fees payable to Buyers United. Buyers United made an initial payment of $3,000,000 to Touch America. The original purchase price was $6,750,000, but the parties are now attempting to negotiate a reduction in the purchase price due to errors and other discrepancies the parties subsequently discovered in the list of accounts sold to Buyers United. The balance of the final purchase price will be paid in monthly increments based on a percentage of revenue generated by the acquired customer accounts. The conditions for closing the purchase were satisfied in March 2003.


            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The common stock of Buyers United trades in the over-the-counter market. The following table sets forth for the respective periods indicated the prices of the common stock in the over-the-counter market, as reported and summarized on the OTC Bulletin Board. Such prices are based on inter-dealer bid and asked prices, without markup, markdown, commissions, or adjustments and may not represent actual transactions.

Calendar Quarter Ended:            High Bid ($)               Low Bid ($)
----------------------             ------------               -----------
March 31, 2001                         1.94                      0.94
June 30, 2001                          1.75                      0.72
September 30, 2001                     1.16                      0.61
December 31, 2001                      1.01                      0.52

Calendar Quarter Ended:            High Bid ($)               Low Bid ($)
----------------------             ------------               -----------
March 31, 2002                         1.30                      0.61
June 30, 2002                          2.00                      1.10
September 30, 2002                     1.93                      1.30
December 31, 2002                      2.00                      1.25

     Since its inception, no dividends have been paid on the common stock. Buyers United intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future. As of March 28, 2003, there were outstanding 1,865,000 shares of Series A Convertible Preferred Stock and 537,800 shares of Series B Convertible Preferred Stock. Under the terms of this preferred stock, Buyers United cannot make any distributions on its common stock without the approval of a majority of the preferred stockholders. At March 28, 2003, there were approximately 4,500 holders of record of the common stock.



                          SUMMARY FINANCIAL INFORMATION

Operating statement data for the years ended December 31, 2002, 2001, and 2000:

                                          2002          2001           2000
                                          ----          ----           ----
Revenue                               $30,163,450   $14,341,977   $  7,355,559
Total operating expenses               28,306,799    19,811,215     13,853,238
Total other expenses, net               1,526,468       982,311      1,604,269
Extraordinary gain (loss)                       -       383,520     (1,024,574)
                                      -----------   -----------   ------------
Net income (loss)                         330,183    (6,068,029)    (9,126,522)
Preferred stock dividends                 759,425       759,455      2,481,592
                                      -----------   -----------   ------------
Net loss applicable to common
  shareholders                        $  (419,542)  $(6,827,484)  $(11,608,114)
                                      ===========   ===========   ============
Net loss per share applicable to
  common shareholders                 $     (0.07)  $     (1.49)  $      (3.12)
                                      ===========   ===========   ============

Balance sheet data as of December 31, 2002, 2001, and 2000:

                                          2002          2001           2000
                                          ----          ----           ----
Current assets                        $ 7,443,445   $ 3,301,525   $  2,044,032
Total assets                           13,144,948     4,331,742      4,402,907
Current liabilities                    14,720,259     6,871,313      5,910,462
Total liabilities                      18,608,062    10,486,313      6,225,218
Total stockholders' deficit            (5,463,114)   (6,154,571)    (1,822,311)



           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Overview

     Buyers United is a domestic telecommunications company that offers and sells a wide range of long distance and related communication service options to business and residential customers. In the past we functioned as an aggregator and reseller of telecommunications services provided by others, and intend to pursue and develop this type of business. However, in December 2002 Buyers United entered into agreements to purchase and manage assets of I-Link, Inc., and its subsidiary, I-Link Communications, Inc., and license in perpetuity software developed by I-Link for the operation of a real-time Internet protocol communications network (RTIP Network). This transaction will enable us to develop and offer enhanced services, such as fax to email, and transmit data and other communication services for a portion of the journey over the RTIP Network rather than entirely through third party providers.

     We generate internal growth by pursuing multiple marketing avenues, including using independent agents, implementing promotional and rebate programs to attract customers, marketing through the Internet, and obtaining customers from unrelated marketing companies. In December 2002 we agreed to purchase approximately 70,000 of the switched voice telecommunication customers of Touch America, which will result in a significant increase in our customer base in 2003. We believe recent financial difficulties and uncertainty in the telecommunications industry that arose in 2002 may result in opportunities to acquire customers from unrelated companies, and we intend to remain open to these opportunities. However, at the present we are not evaluating any new acquisitions.

Results of Operations - Year Ended December 31, 2002 Compared to 2001

     Revenues increased 110% during 2002 to $30.2 million as compared to $14.3 million during 2001. The increase was due to a substantial increase in our customer base that was a direct result of obtaining more customers through independent agents and referral arrangements with unrelated Internet marketing companies.

     During 2002, Buyers United realized the benefit of its efforts in negotiating with its vendors during 2001 to lower the cost of long distance service provided to customers. By offering to increase business volume to certain levels, vendors agreed in exchange to offer lower rates. Accordingly, Buyers United continued concentrating volume and new customer sign-ups with two of its largest long-distance wholesale carriers. At the beginning of 2001, Buyers United's business was primarily placed with these two carriers, but continued to offer service to customers through five different wholesale vendors. In response to the lower costs thus realized during 2002, we continued to offer services to new customers, particularly those in the agent-sponsored channels, at lower, more competitive prices. As a result, costs of revenues for the year ended December 31, 2002 were $16.3 million, or 54% of revenue, as compared to costs of $9.3 million, or 65% of revenue, for the year ended December 31, 2001. The resultant gross profit margin for 2002 was higher at 46%, as compared to the margin of 35% experienced during 2001. Buyers United expects that gross margins will increase during 2003, as it markets to all its customers the high-margin, enhanced services it plans to provide using the RTIP Network technology.

     General and administrative expenses for 2002 increased 20% to $7.4 million as compared to $6.1 million for the previous year. Approximately two-thirds of the increase stemmed from higher bad debt estimated write-offs incidental to the increased level of revenue. The remaining increase resulted primarily from higher customer service and support expenses, along with higher billing costs, all incidental to the increase in revenue. Offsetting these higher amounts were decreased levels of maintenance and depreciation expenses stemming from terminating high-cost equipment leases and writing off obsolete web-site development costs during 2001. As a result of the combination of the above factors, total general and administrative expenses during 2002 were 24% of revenue, as compared to 43% of revenue for the prior year. Except for certain RTIP Network integration costs, Buyers United anticipates lower levels of general administrative expenses, as a percentage of revenue, throughout 2003.

     Selling and promotion expenses for the year ended December 31, 2002 were $4.6 million, an increase of 40% over the prior year's expenses of $3.3 million. Virtually all of the increase was directly related to the increase in revenue during the 2002 year. Included in the increase were higher expenses for sales commissions, sales support staff, and the amortization of deferred customer referral fees. Selling and promotion costs as a percentage of revenue were 15% during 2002, as compared to 23% during the year ended December 31, 2001. We believe selling and promotion expenses during 2003 will continue to decrease as a percentage of revenue.

     During 2001, Buyers United reviewed its investment in leased computer equipment and software, the related ongoing maintenance expenses, and the costs primarily incurred in 2000 in connection with the creation of various web sites designed to work with Oracle-based applications. We determined that we could achieve our growth objectives and serve existing and potential customers using a more economical equipment and software solution. Accordingly, Buyers United negotiated with the equipment lessor to return the equipment and cancel the lease. We also replaced our web site software with newly developed programs designed to operate on an SQL-based operating system and determined that the costs previously capitalized and associated with the returned equipment and software no longer had a realizable value. The total cost of removing the unamortized book value of the lease obligation, equipment, software, and capitalized web site development costs totaled $980,086 and was included in operating expenses for the year ended December 31, 2001.

     Interest income for 2002 was $17,980 as compared to $15,571 in 2001. The difference is attributable to the higher amount of funds on hand during 2002. Interest expense for 2002 was $1.5 million as compared to $997,882 for 2001, an increase of 55%. The increase is attributable to the significant amount of additional debt financing Buyers United had outstanding during 2002, which it raised to fund operations and take advantage of its online marketing opportunity with an unrelated Internet marketing company.

     In December 2001, Buyers United recognized an extraordinary gain on the early extinguishment of debt of $383,520. Earlier in the year, one of our noteholders sold the obligation to an investment relations firm. Subsequently, we negotiated a settlement with the investment relations firm. We paid $120,000 and issued 35,000 shares of common stock in exchange for canceling the outstanding obligation plus $25,921 in accrued interest. The stock had a fair market value of $22,401. The difference between the balance due, the cash paid and the fair market value of the stock issued was recognized as a gain on early extinguishment of debt during 2001.

     As a result of the above factors, Buyers United earned net income before preferred stock dividends of $330,183 for the year ended December 31, 2002, as opposed to the net loss experienced during the prior year of $6.1 million. During 2002, preferred stock dividends amounted to $749,725 of 8% cumulative dividends on outstanding Series A and B preferred stock. This compares to total preferred stock dividends during 2001 of $759,455, consisting of $738,957 of 8% cumulative dividends on outstanding Series A and B preferred stock, and $20,498 of preferred stock dividends related to the beneficial conversion feature associated with the issuance of the last 110,000 Series B Preferred shares in early 2001.

Liquidity and Capital Resources

     Buyers United's current ratio at the end of 2002 increased slightly to 0.51:1 from 0.48:1 at the end of 2001. The reasons for the increase mainly resulted from the combination of net increases in current asset amounts and higher current liability amounts, all related primarily to higher revenues and increased debt financing. Restricted cash decreased over the 2001 level due to the timing of weekly draws on restricted accounts by the finance company that provides our line of credit. The line of credit agreement requires control over certain bank accounts to which customer payments are remitted as part of the repayment terms. While this cash eventually repays the debt obligation with the balance transferring to us, due to the controlled nature of the account it is reflected on the balance sheet as being "restricted." Accounts receivable increased 149% due to higher revenue levels. Debt levels deemed current (other than the line of credit) rose 508%, due to the significant increase in debt financing (discussed more fully below) raised during the year. Accounts payable rose 47% since a year earlier, due to higher revenue and related operating payable increases. Accrued liabilities increased 47% due mainly to increases in accrued interest and payroll costs at year-end, relating to the increases in debt financing and higher employee levels. Accrued rebates and commissions rose 52% at the end of 2002 as compared to the previous year due to the increase in revenues.

     On May 25, 2002 Buyers United renewed for another year its account receivable financing agreement with RFC Capital Corporation, and paid a $50,000 commitment fee at that time. The facility allows Buyers United to obtain financing on its eligible accounts receivable, including unbilled receivables and regular monthly billings. Interest during 2002 was at prime plus 6%. At December 31, 2002, Buyers United had financed the maximum amount available based on eligible accounts receivable at that time, which amounted to $1,276,252. The facility requires us to maintain a restricted cash account for the collection of the receivables. As of December 31, 2002 we had $584,002 of restricted cash. On January 21, 2003, Buyers United and RFC Capital amended the facility to increase the available borrowing limit to $5 million, and decrease the interest rate to prime plus 3%. The amendment also extended the facility to January 21, 2006.

     As of December 31, 2002, Buyers United had several unsecured promissory notes payable to its officers and members of the Board of Directors totaling $2,957,498. All bear interest at a rate of 12%, with interest on 3/4 of the notes accruing monthly until July 2003, when such accrued interest is due. Interest on the remaining notes is payable monthly. All the notes mature in 2004, except for notes aggregating $79,998 which are due in July 2003. By the end of February 2003, another $500,000 in notes were issued ($400,000 to Directors) with interest payable monthly at 12%, and all maturing by the end of 2004.

     Starting in October 2001 through December 2002, Buyers United raised a total of $5,065,000 via promissory notes for working capital and to fund payment of up-front referral fees for new customers obtained via an unrelated Internet marketing company. All the notes carry essentially the same terms. They are unsecured and bear interest at 10% to 12%, payable monthly. Principal is also payable monthly, based on 20% to 40% of billings collected during each monthly billing period from a specific group of existing customers or from any new customers referred to us via the Internet marketing company. No principal repayments were made during 2001, but $1,829,835 in principal was repaid during 2002. Included in that amount was $600,000 of the earliest notes that were completely repaid. Inasmuch as principal payments could vary over time, we believe the principal will be repaid over a period of approximately one year from the time the notes were issued. Accordingly, the entire $3,235,165 amount (less applicable discounts relating to issuance costs) outstanding at December 31, 2002 is classified as current on the accompanying balance sheet. Up through the end of March 2003, we had repaid additional principal in the amount of $805,534.

     In December of 2002 Buyers United issued $3,187,500 in promissory notes for cash used in purchasing customers from Touch America. The notes are unsecured and bear interest at 10%, payable monthly. Principal is also payable monthly, based on 12.24% of billings collected during each monthly billing period from the acquired Touch America customers. We believe that these notes will most likely be repaid over a period of approximately eighteen months. Accordingly, one-third of the amount outstanding is classified as long-term debt.

     As of December 31, 2002, Buyers United had a $1,050,000 note payable to an individual bearing interest at 18%, payable monthly. The note was paid and settled in February 2003 in exchange for $250,000 in cash, 50,000 shares of Buyers United common stock valued at $92,500, and a new $800,000 promissory note. The new note is unsecured and bears interest at 10%, payable monthly. Principal is paid in an amount equal to 20% of a specific group of customer billings collected during the preceding calendar month.

     During the years ended December 31, 2002 and 2001, Buyers United's net loss applicable to common stockholders was $419,542 and $6,827,484, respectively. As of December 31, 2002, we had a working capital deficit of $7,276,814 and an accumulated deficit of $26,050,671. During the years ended December 31, 2002 and 2001, our operations used $1,678,158 and $4,145,290 of cash, respectively. Although management believes Buyers United's financial condition is steadily improving, these matters raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we be unable to continue as a going concern.

     During 2001 we began several cost-reduction initiatives, which continued into 2002. The net result of these efforts resulted in operating expenses (unrelated to costs of revenue and termination of lease and web-site costs) decreasing as a percentage of revenue from 66% during 2001 to 40% during 2002. In addition, our revenues increased 110% during 2002 as compared to 2001.

     On December 6, 2002, Buyers United entered into agreements to purchase and manage the RTIP Network. In connection with the transaction, Buyers United agreed to sublease certain space occupied by the sellers, but subsequently negotiated a new lease arrangement for the space. Buyers United is leasing an additional 14,339 square feet of space through November 2004, at a monthly cost of $16,728. In consideration for entering into this agreement, the sellers agreed to subsidize a total of $36,232 in lease payments. In the event the asset purchase transaction does not close, Buyers United has the right to terminate the lease arrangement without further liability to the Sellers or the landlord.

     On December 20, 2002, Buyers United entered into an agreement with Touch America to purchase approximately 70,000 of its switched voice telecommunication customers. Buyers United made an initial payment of $3,000,000 to Touch America. The original purchase price was $6,750,000, but the parties are now attempting to negotiate a reduction in the purchase price due to errors and other discrepancies the parties subsequently discovered in the list of accounts sold to Buyers United. The balance of the final purchase price will be paid in monthly increments based on a percentage of revenue generated by the acquired customer accounts. The conditions for closing the purchase were satisfied in March 2003.

     As a result of these two transactions, Buyers United anticipates revenue during 2003 to increase significantly. At the same time, we are currently engaged in streamlining RTIP Network operations, integrating Touch America customers into our billing and customer service business model, and working with our wholesale providers to achieve lower costs of revenue. Accordingly, we believe we will achieve increased profitability during the year ending December 31, 2003.

Forward-looking statements

     The Private Securities Litigation Reform Act of 1985 provides a safe harbor for forward-looking statements made by Buyers United. All statements, other than statements of historical fact, which address activities, actions, goals, prospects, or new developments that Buyers United expects or anticipates will or may occur in the future, including such things as expansion and growth of its operations and other such matters are forward-looking statements. Any one or a combination of factors could materially affect Buyers United's operations and financial condition. These factors include the availability of capital, competitive pressures, success or failure of marketing programs, changes in pricing and availability of services and products offered to members, legal and regulatory initiatives affecting long distance service, and conditions in the capital markets. Forward-looking statements made by Buyers United are based on knowledge of its business and the environment in which it operates as of the date of this report. Because of the factors listed above, as well as other factors beyond its control, actual results may differ from those in the forward-looking statements.

                       BUYERS UNITED, INC. AND SUBSIDIARY

                        Consolidated Financial Statements

                                TABLE OF CONTENTS


Report of Independent Auditors ......................................... F - 2

Consolidated Balance Sheet.............................................. F - 3

Consolidated Statements of Operations .................................. F - 4

Consolidated Statements of Stockholders' Equity (Deficit) .............. F - 5

Consolidated Statements of Cash Flows .................................. F - 7

Notes to Consolidated Financial Statements ............................. F - 9

                               REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Buyers United, Inc. and Subsidiary
Salt Lake City, Utah


We have audited the accompanying consolidated balance sheet of Buyers United, Inc. and Subsidiary as of December 31, 2002 and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buyers United, Inc. and Subsidiary as of December 31, 2002 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, deficit cash flows from operations, negative working capital, and has a net capital deficiency. These results as reported in the accompanying financial statements raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                          Crowe Chizek and Company LLC

Oak Brook, Illinois
March 14, 2003

                       BUYERS UNITED, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                December 31, 2002

--------------------------------------------------------------------------------

                             ASSETS
Current assets:
  Cash                                                              $   994,360

  Restricted cash                                                       584,002
  Accounts receivable, net of allowance for doubtful accounts
   of $1,425,000                                                      5,650,214
  Other current assets                                                  214,869
                                                                    -----------
     Total current assets                                             7,443,445

Property and equipment, net                                             540,578
Deposit to purchase Touch America customers                           3,000,000
Deferred advertising costs, net                                       1,776,124
Other assets                                                            384,801
                                                                    -----------

     Total assets                                                   $13,144,948
                                                                    ===========

              LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Line of credit                                                    $ 1,276,252
  Notes payable                                                       6,099,580
  Accounts payable                                                    5,700,753
  Accrued liabilities                                                   772,347
  Accrued dividends payable on preferred stock                          377,688
  Accrued commissions and rebates                                       493,639
                                                                    -----------
     Total current liabilities                                       14,720,259

Notes payable                                                         3,887,803
                                                                    -----------
     Total liabilities                                               18,608,062

Stockholders' deficit:
  Preferred stock, $0.0001 par value; 15,000,000 shares authorized;
   Series A 8% cumulative convertible preferred stock; 1,865,000
    shares issued and outstanding (liquidation value of $3,730,000)         187
   Series B 8% cumulative convertible preferred stock; 553,800
    shares issued and outstanding (liquidation value of $5,538,000)          55
  Common stock, $0.0001 par value; 100,000,000 shares authorized;
   5,985,262 shares issued and outstanding                                  599
  Additional paid-in capital                                         16,019,376
  Warrants and options outstanding                                    4,592,514
  Deferred consulting fees                                              (25,174)
  Accumulated deficit                                               (26,050,671)
                                                                    -----------
     Total stockholders' deficit                                     (5,463,114)
                                                                    -----------

            Total liabilities and stockholders' deficit             $13,144,948
                                                                    ===========

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                       BUYERS UNITED, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

                                                           2002         2001
                                                           ----         ----
Revenues:
  Telecommunications services                          $30,110,528  $14,256,990
  Other                                                     52,922       84,987
                                                       -----------  -----------
     Total revenues                                     30,163,450   14,341,977

Operating expenses:
  Costs of revenues                                     16,295,201    9,348,215
  General and administrative                             7,365,569    6,163,505
  Selling and promotion                                  4,646,029    3,319,409
  Termination of lease and write-off of web-site
   development costs                                             -      980,086
                                                       -----------  -----------
     Total operating expenses                           28,306,799   19,811,215
                                                       -----------  -----------

     Income (loss) from operations                       1,856,651   (5,469,238)

Other income (expense):
  Interest income                                           17,980       15,571
  Interest expense                                      (1,544,448)    (997,882)
                                                       -----------  -----------

     Total other expense, net                           (1,526,468)    (982,311)
                                                       -----------  -----------

     Income (loss) before extraordinary item               330,183   (6,451,549)

Extraordinary gain on early extinguishment of debt               -      383,520
                                                       -----------  -----------

     Net income (loss)                                 $   330,183  $(6,068,029)

Preferred stock dividends:

  8% dividends on Series A and B preferred stock          (749,725)    (738,957)
  Beneficial conversion feature related to Series B
   preferred stock                                               -      (20,498)
                                                       -----------  -----------
     Total preferred stock dividends                      (749,725)    (759,455)
                                                       -----------  -----------

     Net loss applicable to common stockholders        $  (419,542) $(6,827,484)
                                                       ===========  ===========
Basic and diluted net loss per common share:
  Net loss applicable to common stockholders before
   extraordinary item                                  $     (0.07) $     (1.57)
  Extraordinary gain on early extinguishment of debt             -         0.08
                                                       -----------  -----------
     Net loss applicable to common stockholders        $     (0.07) $     (1.49)
                                                       ===========  ===========
Weighted average common shares outstanding:
     Basic and diluted                                   5,740,811    4,583,698
                                                       ===========  ===========

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                       BUYERS UNITED, INC. AND SUBSIDIARY
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                     Years ended December 31, 2002 and 2001

------------------------------------------------------------------------------------------------------------------------------------
                                                                        Additional   Warrants/  Deferred
                                       Preferred Stock   Common Stock     Paid-in     Options   Consulting Accumulated
                                        Shares  Amount  Shares   Amount   Capital   Outstanding    Fees      Deficit       Total
                                      --------- ------ --------- ------ ----------- ----------- --------- ------------- ------------
Balance at December 31, 2000          2,328,800 $  233 3,988,940 $  399 $13,005,703 $4,073,144  $(98,145) $(18,803,645) $(1,822,311)

 Issuance of common shares for
  services                                    -      -   148,805     15     104,572          -         -             -      104,587
 Issuance of common shares with
  consulting agreement                        -      -   100,000     10     124,990          -  (125,000)            -            -
 Issuance of common shares in
  connection with debt extinguishment         -      -    35,000      4      22,397          -         -             -       22,401
 Conversion of preferred shares to
  common                                 (5,000)     -     5,000      -           -          -         -             -            -
 Issuance of common shares in
  connection with notes payable               -      -   430,000     43     360,130          -         -             -      360,173
 Issuance of warrants for services
  and with consulting agreements              -      -         -      -           -     54,515         -             -       54,515
 Amortization of deferred consulting
  fees                                        -      -         -      -           -          -    45,774             -       45,774
 Issuance of warrants with notes
  payable                                     -      -         -      -           -     32,239         -             -       32,239
 Issuance of common stock for debt
  guarantee                                   -      -   100,000     10     144,990          -         -             -      145,000
 Imputed interest on notes payable            -      -         -      -      25,500          -         -             -       25,500
 Issuance of Series B preferred stock
  and warrants, net of offering costs   110,000     11         -      -     797,588    302,401         -             -    1,100,000
 Beneficial conversion dividend on
  Series B preferred stock                    -      -         -      -      20,498          -         -       (20,498)           -
 Cancellation of options issued for
  services                                    -      -         -      -           -    (78,965)   78,965             -            -
 Preferred stock dividends                    -      -         -      -           -          -         -      (738,957)    (738,957)
 Issuance of common shares as payment
  of preferred stock dividends                -      -   504,884     50     584,487          -         -             -      584,537
 Net loss                                     -      -         -      -           -          -         -    (6,068,029)  (6,068,029)
                                     -----------------------------------------------------------------------------------------------

Balance at December 31, 2001          2,433,800 $  244 5,312,629 $  531 $15,190,855 $ 4,383,334 $(98,406) $(25,631,129) $(6,154,571)

--------------------------------------------------------------------------------

                                   (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) - (Continued)
                     Years ended December 31, 2002 and 2001

------------------------------------------------------------------------------------------------------------------------------------
                                                                        Additional   Warrants/  Deferred
                                       Preferred Stock   Common Stock     Paid-in     Options   Consulting Accumulated
                                        Shares  Amount  Shares   Amount   Capital   Outstanding    Fees      Deficit       Total
                                      --------- ------ --------- ------ ----------- ----------- --------- ------------- ------------
Balance at December 31, 2001          2,433,800 $ 244  5,312,629 $  531 $15,190,855 $ 4,383,334 $(98,406) $(25,631,129) $(6,154,571)

 Conversion of preferred shares to
  common                                (15,000)   (2)    55,000      6          (4)          -        -             -            -
 Issuance of common shares in
  connection with notes payable               -     -     17,998      2      18,796           -        -             -       18,798
 Issuance of warrants for services
  and with consulting agreements              -     -          -      -           -     102,118        -             -      102,118
 Amortization of deferred consulting
  fees                                        -     -          -      -           -           -   73,232             -       73,232
 Issuance of warrants with notes
  payable                                     -     -          -      -           -     232,259        -             -      232,259
 Issuance of common stock for debt
  guarantee                                   -     -     25,000      3      30,747           -        -             -       30,750
 Imputed interest on notes payable            -     -          -      -      28,686           -        -             -       28,686
 Cancellation of warrants issued for
  services                                    -     -          -      -           -    (125,197)       -             -     (125,197)
 Preferred stock dividends                    -     -          -      -           -           -        -      (749,725)    (749,725)
 Issuance of common shares as payment
  of preferred stock dividends                -     -    574,635     57     750,296           -        -             -      750,353
 Net income                                   -     -          -      -           -           -        -       330,183      330,183
                                      ----------------------------------------------------------------------------------------------

Balance at December 31, 2002          2,418,800 $ 242  5,985,262 $  599 $16,019,376 $ 4,592,514 $(25,174) $(26,050,671) $(5,463,114)
                                      ==============================================================================================


--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                       BUYERS UNITED, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years ended December 31, 2002 and 2001

--------------------------------------------------------------------------------

                                                                             2002         2001
                                                                         ------------ ------------
Cash flows from operating activities:
 Net income (loss)                                                       $   330,183  $(6,068,029)
 Adjustments to reconcile net  income (loss) to net cash used in operating activities:
   Extraordinary gain on early extinguishment of debt                              -     (383,520)
   Depreciation and amortization                                           1,191,196      766,869
   Interest expense resulting from issuing stock and warrants with notes      28,686      255,623
   Amortization of discount on notes payable                                 237,444        6,140
   Amortization of note financing costs                                      174,977      169,154
   Amortization of deferred consulting fees                                   73,232       45,774
   Services rendered in exchange for shares of common stock                        -      104,587
   Expense related to the grant of options to purchase common shares         (23,079)      54,515
   Termination of lease and write-off of web-site development costs                -      980,086
   Changes in operating assets and liabilities:
    Accounts receivable                                                   (3,378,341)    (724,591)
    Other assets                                                          (2,379,009)    (112,176)
    Checks in excess of available cash balances                             (186,866)     186,866
    Accounts payable                                                       1,821,236      430,271
    Accrued commissions and rebates                                          168,861      249,244
    Accrued liabilities                                                      263,322     (106,103)
                                                                         ------------ ------------

      Net cash used in operating activities                               (1,678,158)  (4,145,290)
                                                                         ------------ ------------

Cash flows from investing activities:
 Increase in other assets                                                   (194,915)     (63,535)
 Purchases of property and equipment                                        (317,399)    (213,145)
 Deposits to purchase Touch America customers                             (3,000,000)           -
                                                                         ------------ ------------

     Net cash used in investing activities                                (3,512,314)    (276,680)
                                                                         ------------ ------------

Cash flows from financing activities:
 Change in restricted cash                                                   106,310     (462,542)
 Net borrowings under line of credit                                         702,080      574,172
 Borrowings under notes payable, net of debt issuance costs                7,818,850    3,833,750
 Principal payments on notes payable                                      (2,297,351)    (120,000)
 Principal payments on capital lease obligations                            (202,157)    (500,358)
 Issuance of preferred/common shares for cash, net of offering costs               -    1,097,223
                                                                         ------------ ------------

    Net cash provided by financing activities                              6,127,732    4,422,245
                                                                         ------------ ------------

Net increase in cash                                                         937,260          275
Cash at the beginning of the period                                           57,100       56,825
                                                                         ------------ ------------
Cash at the end of the period                                            $   994,360  $    57,100
                                                                         ============ ============

                                  (Continued)

                       BUYERS UNITED, INC. AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
                     Years ended December 31, 2001 and 2000

--------------------------------------------------------------------------------

                                                                             2002         2001
                                                                         ------------ ------------
Supplemental cash flow information:
 Cash paid for interest                                                  $    890,490 $    459,442


Supplemental schedule of noncash investing and financing activities:
 Issuance of common shares in payment of preferred stock dividend        $    750,353 $     584,537
 Issuance of common shares in payment of deferred services                          -       125,000
 Issuance of common shares in payment of deferred financing cos                18,793       222,075
 Issuance of common shares in extinguishment of debt                                -        22,400
 Issuance of warrants with promissory notes                                   232,259        32,239
 Beneficial conversion dividend on Series B preferred shares                        -        20,498
 Accrual of dividend payable on preferred stock                               749,725       738,957
 Assets acquired under capital lease arrangements                                   -       109,100
 Issuance of common shares for supplier guaranty                               30,750        27,475

          See accompanying notes to consolidated financial statements

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE COMPANY AND NATURE OF OPERATIONS

Buyers United, Inc. ("the Company") was incorporated on August 23, 1994 in the state of Utah and was reincorporated in the state of Delaware on April 9, 1999. The Company was formerly known as Linguistix, Inc., Buyers United International, Inc., BUI, Inc., and BuyersOnline.com, Inc. In 2001, the Company changed its name to Buyers United, Inc., the same name as its dormant, wholly owned Utah subsidiary. The Company merged the subsidiary into the parent entity during 2002. At the time of the name change, the Company's trading symbol also changed to "BYRS."

The Company is a consumer buying organization with the objective of providing high quality consumer products and services at favorable prices to its members. The Company forms strategic alliances with various consumer service providers in an effort to combine the purchasing power of its members to negotiate favorable prices from these providers. During the years ended December 31, 2002 and 2001, the Company primarily provided discounted long distance telecommunication services to its members.

On December 6, 2002, Buyers United entered into an agreement to purchase assets of I-Link, Inc., and its subsidiary, I-Link Communications, Inc., and license in perpetuity software developed by I-Link for the operation of a real-time Internet protocol communications network (RTIP Network). The assets acquired include dedicated equipment required for operating the RTIP Network, customers of I-Link serviced through the network, and certain trademarks. In consideration for the assets and software license, Buyers United agreed to issue to I-Link 300,000 shares of Series B Convertible Preferred Stock and assume certain liabilities. Completion of the purchase is subject to obtaining government and third-party approvals, and obtaining releases of third party security interests in the assets. The parties are pursuing efforts to satisfy these closing conditions for the purchase of assets, but cannot predict when or if the conditions will be satisfied and the transaction closed. Since this transaction has not closed, the effects of this transaction have not been reflected in the accompanying financial statements.

Concurrently with the agreement for the purchase of I-Link assets, I-Link and Buyers United entered into transition and management agreements pursuant to which Buyers United was appointed to manage all of the assets to be acquired from I-Link pending the closing of the purchase. Under the agreements, Buyers
United assumed responsibility for day-to-day operation of the RTIP Network previously operated by I-Link that is to be sold to Buyers United, is responsible for all customer billing and collection, has the right to use the RTIP Network to provide telecommunications service to its customers, and is entitled to receive a management fee equal to 10 percent of revenue generated from I-Link customers after the payment of all expenses of the RTIP Network and providing service to such customers. Since the revenues generated and expenses paid are not legally the Company's the net impact of these items is reflected in other liabilities and operating expenses in the accompanying financial statements.

--------------------------------------------------------------------------------

                                  (Continued)

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

In connection with the transaction, Buyers United agreed to sublease certain space occupied by I-Link, but subsequently negotiated a new lease arrangement for the space. Buyers United is leasing through November 2004, 14,339 square feet of space at 13751 S. Wadsworth Park Drive, Draper, Utah, at a monthly cost of $16,728. In consideration for entering into this agreement, I-Link agreed to subsidize a total of $36,232 in lease payments, which represents the difference between the amount of the original sublease obligation of Buyers United and the monthly cost of the space under the new lease arrangement. In the event the asset purchase transaction between Buyers United and I-Link does not close, Buyers United has the right to terminate the lease arrangement without further liability to I-Link or the landlord.

On December 20, 2002, Buyers United entered into an agreement with Touch America, Inc., a subsidiary of Touch America Holdings, Inc., to purchase approximately 70,000 of the switched voice telecommunication customers of Touch America, including the carrier identification code used to service those customers. Buyers United did not purchase any accounts receivable, equipment, or other assets of Touch America. Buyers United agreed to pay to Touch America account receivable balances that predate the sale as collected by Buyers United, subject to certain fees payable to Buyers United. Buyers United made an initial payment of $3 million dollars to Touch America. The original purchase price was $6,750,000, but the parties are now attempting to negotiate a reduction in the purchase price due to errors and other discrepancies the parties subsequently discovered in the list of accounts sold to Buyers United. The balance of the final purchase price will be paid in monthly increments based on a percentage of revenue generated by the acquired customer accounts. Since the transaction had not yet closed as of December 31, 2002, no additional amounts have been reflected in the accompanying balance sheet. The conditions for closing the purchase were satisfied in March 2003.

During the years ended December 31, 2002 and 2001, the Company's net loss applicable to common stockholders was $419,542 and $6,827,484, respectively. As of December 31, 2002, the Company had a working capital deficit of $7,276,814 and an accumulated deficit of $26,050,671. During the years ended December 31, 2002 and 2001, the Company's operations used $1,678,158 and $4,145,290 of cash, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

During 2001 the Company began several cost-reduction initiatives, which continued into 2002. The net result of these efforts resulted in operating expenses (unrelated to costs of revenue and termination of lease and web-site costs) decreasing as a percentage of revenue from 66% during 2001 to 40% during 2002. In addition, the Company's revenues increased 110% during 2002 as compared to 2001.

--------------------------------------------------------------------------------

                                  (Continued)

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

The Company is subject to certain risk factors frequently encountered by companies lacking adequate capital and are continuing the development of multiple business lines that may impact its ability to become a profitable enterprise. These risk factors include:

     a) The consumer buying organization industry is characterized by intense competition, and many of the Company's competitors are substantially larger than the Company with greater financial and other resources. In addition, the Company is currently marketing telecommunications services, including long distance services, to its members. The U.S. long distance telecommunications industry is highly competitive and significantly influenced by the marketing and pricing strategies of the major industry participants, which are significantly larger than the Company and have substantially greater resources.

     b) The Company's relationship marketing system is or may be subject to or affected by extensive government regulation, including without limitations, state regulation of marketing practices and federal and state regulation of the offer and sale of business franchises, business opportunities, and securities. Long distance telecommunications carriers currently are subject to extensive federal and state government regulation.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Buyers United, Inc. and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates include the allowance for doubtful accounts.

Revenue Recognition: The Company's revenue recognition policy with respect to reseller agreements is to record gross revenues and receivables from customers when the Company acts as principal in the transaction; takes title to the products or services; and has risks and rewards of ownership, such as risk of loss for collection, delivery, or returns. Revenues from sales of services are recognized upon providing the services to the customers

Restricted Cash: In accordance with the Company's agreements with RFC Capital Corp. (Note 4) and with certain vendors, the Company maintains a restricted cash

--------------------------------------------------------------------------------

                                  (Continued)

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

account for the collection of the Company's receivables. As of December 31, 2002, the Company had $584,002 of cash that was restricted.

Accounts Receivable and Allowance for Doubtful Accounts: Accounts receivable is comprised of amounts billed and billable to customers, net of an allowance for uncollectible amounts. The gross receivable balance outstanding as of December 31, 2002 is comprised of the following:

                  Billed amounts          $ 4,524,390
                  Unbilled amounts          2,550,824
                                          -----------
                                          $ 7,075,214
                                          ===========

Finance charges are assessed to accounts once the amount owed is past due based on their specific terms. The amount of trade receivables billed and outstanding that are not being assessed finance charges are $2.2 million. The amount of trade receivables that are past due more than 90 days and still accruing fees are approximately $700,000.

The allowance for doubtful accounts is estimated by management and is based on specific information about customer accounts, past loss experience, and general economic conditions. During the three months ended December 31, 2002 the Company recorded a $400,000 adjustment to increase the allowance for doubtful accounts. An account is written off by management when deemed uncollectible, although collections efforts may continue.

Property and Equipment: Property and equipment are stated at cost. Major additions and improvements are capitalized, while minor repairs and maintenance costs are expensed when incurred. In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for
Internal Use," the Company capitalizes certain costs incurred for the development of internal use software. These costs include the costs associated with coding, software configuration, upgrades, and enhancements. In March 2000, the Emerging Issues Task Force issued its consensus on Issue No. 00-2, "Accounting for Web Site Development Costs." Of such costs the Company disposed of significant amounts during 2001, and capitalized approximately $127,000 during 2002.

Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets as follows:

    Computer and office equipment                          2 to 3 years
    Internal-use software and web site development costs        2 years
    Furniture and fixtures                                 3 to 7 years

Advertising Costs: The Company advertises its services through traditional venues such as print media to the general public. Costs associated with these advertising efforts are expensed as incurred, and were $29,781 and $66,455 for the years ended December 31, 2002 and 2001, respectively.

--------------------------------------------------------------------------------

                                  (Continued)

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------


In addition to the traditional advertising means noted above, the Company participates in a direct response advertising campaign with LowerMyBills.com, Inc. (LMB), a web-based comparison shopping service. Through this campaign, the Company's name and the services it provides are displayed on LMB's web site. The Company is obligated to pay LMB a referral fee when a customer signs up for services through LMB's web site. The fees associated with this advertising campaign were deferred and aggregated $2,579,307 during the year ended December 31, 2002. These fees have been amortized over the period during which the future benefits are expected to be received, which was 24 months at December 31, 2002. The fees and related accumulated amortization of $803,183 was included with other assets as of December 31, 2002.

Fair Value of Financial Instruments: The carrying amounts reported in the accompanying consolidated balance sheet for cash, receivables, and accounts payable approximate fair values because of the immediate or short-term maturities of these financial instruments. The fair value of the Company's notes payable and preferred stock also approximate fair value based on current rates for similar debt and fixed-rate instruments.

Debt Issuance Costs: As an inducement to various investors, shareholders, and board members to lend monies to the Company, shares of common stock and warrants to purchase shares of common stock were issued to them. The fair market value of those shares at the date of issuance has been capitalized as debt issuance costs and is being amortized over the life of the loans. Amortization of these costs for the years ended December 31, 2002 and 2001 was $237,446 and $149,104, respectively, and are included in interest expense. The remaining amortization period for these costs is less than two years as of December 31, 2002.

Stock-Based Compensation: Employee compensation expense via stock option grants is reported using the intrinsic method. No stock option-based compensation expense is included in net income (loss) as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at the date of grant. The following table illustrates the effect on net income
(loss) and earnings (loss) per share if expense was measured using the fair value recognitions provisions of SFAS No. 123, "Accounting for Stock-Based Compensation":

                                                           2002         2001
                                                       ------------ ------------
Net loss applicable to common stockholders:
 As reported                                           $  (419,542) $(6,827,484)
 Pro forma stock-option based compensation                (748,857)    (710,762)
                                                       ------------ ------------
 Pro forma net loss applicable to common stockholders  $(1,168,399) $(7,538,246)
                                                       ============ ============
Basic and diluted net loss per common share:
 As reported                                           $     (0.07) $     (1.49)
 Pro forma basic and diluted net loss per common share $     (0.20) $     (1.64)

--------------------------------------------------------------------------------

                                  (Continued)

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

The fair value of the options was estimated at the date of grant using the following weighted average assumptions:
                                                             2002        2001
                                                             ----        ----
            Risk-free interest rate                          3.71%       2.18%
            Dividend yield                                     -           -
            Expected volatility                              104%        111%
            Weighted average expected life                4.7 years   5.6 years

The weighted average fair values of options granted during the years ended December 31, 2002 and 2001 was $1.01 and $2.51, respectively. The pro forma effects of applying SFAS No. 123 are not indicative of future amounts. Additional awards in future years are anticipated.

Income Taxes: The Company recognizes a liability or asset for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. These deferred income tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.
Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

Net Loss Per Common Share : Basic net loss per common share ("Basic EPS") excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other common stock equivalents were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an antidilutive effect on net loss per common share.

Outstanding options of employees and directors to purchase 3,592,721 and 2,818,585 shares of common stock as of December 31, 2002 and 2001, respectively; 4,634,000 and 4,689,000 shares of common stock issuable upon the conversion of preferred stock as of December 31, 2002 and 2001, respectively; and 5,529,282 and 5,345,732 shares of common stock issuable upon exercise of warrants to purchase common stock as of December 31, 2002 and 2001, respectively, were not included in the computation of Diluted EPS because they would be antidilutive.

Reclassifications: Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Recent Accounting Pronouncements: On June 29, 2001, the Financial Accounting Standards Board (FASB) approved its proposed SFAS No. 141 ("SFAS No. 141"), "Business Combinations," and SFAS No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets."

--------------------------------------------------------------------------------

                                  (Continued)

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------


Under SFAS No. 141, all business combinations should be accounted for using the purchase method of accounting; use of the pooling-of-interests method is prohibited. The provisions of the statement apply to all business combinations initiated after June 30, 2001. SFAS No. 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. The statement supersedes Accounting Principles Board ("APB") Opinion No. 17, "Intangible Assets," and will carry forward provisions in APB Opinion No. 17 related to internally developed intangible assets. The adoption of these statements as of January 1, 2002 did not have a material impact on the Company's results of operations, financial position, or liquidity.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The Company is required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. Thus, the Company will need to adopt SFAS No. 143 as of January 1, 2003. SFAS No. 143 requires businesses to recognize a liability for an asset retirement obligation when it is incurred. This liability should be recorded at its fair value, and a corresponding increase in the carrying amount of the related long-term asset should be recorded as well. The adoption of SFAS No. 143 on January 1, 2003 did not have a material impact on the Company's results of operations, financial position, or liquidity.

On October 3, 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale. The long-lived assets that are to be disposed of by sale should be measured at the lower of book value or fair value less any selling expenses. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The statement is effective for the Company for all financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this pronouncement did not have a material effect on the Company's results of operations, financial position, or liquidity.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement 4, 44, and 64, Amendment of FASB Statements 13, and Technical Corrections." SFAS No. 145 rescinds the provisions of SFAS No. 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items and amends the provisions of SFAS No. 13 to require that certain lease modifications be treated as sale/leaseback transactions. The provisions of SFAS No. 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002. Commencing January 1, 2003 the Company will classify debt extinguishments costs within income from operations. The provisions of SFAS No. 145 related to lease modifications are effective for transactions occurring after May 15, 2002. The adoption of this statement on January 2, 2003 did not have a material impact on the Company's financial position or results of operations.

--------------------------------------------------------------------------------

                                  (Continued)

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

In December 2002 the FASB issued SFAS No. 148 "Accounting for Stock Based Compensation - Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This amendment also changes the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the methods of accounting for stock-based employee compensation and the effects of the method used on reported amounts. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The Company has opted to continue accounting for stock options under the intrinsic value method prescribed in APB Opinion No. 25 for the year ended December 31, 2002.


NOTE 3 - PROPERTY AND EQUIPMENT

At December 31, 2002, property and equipment consists of the following:

            Computer and office equipment                $1,325,175
            Internal-use software                           209,096
            Furniture and fixtures                          270,371
                                                         ----------
                                                          1,804,642
            Accumulated depreciation and amortization     1,264,064
                                                         ----------
                                                         $  540,578
                                                         ==========

During 2001 the Company reviewed its investment in leased computer equipment and software, and determined that it could achieve its growth objectives and serve its customers with a different equipment and software solution. During 2001, the Company also replaced its web site software with a newly-developed program. The total cost of removing the unamortized book value of the above assets was $980,086 and is included in the consolidated statement of operations.


NOTE 4 - LINE OF CREDIT

During 2002 the Company renewed its line of credit agreement with RFC Capital Corporation ("RFC"). The facility allowed the Company to borrow up to $2.5 million based on the Company's eligible accounts receivable and unbilled receivables. On January 21, 2003, the Company amended its agreement with RFC. The new arrangement allows the Company to borrow up to $5 million based on eligible accounts receivable and unbilled receivables. The facility bears interest at prime plus 3% and expires in January 2006.

As security for the line of credit, the Company is required to maintain a lock box at a financial institution. As of December 31, 2002, there was $506,639 of

--------------------------------------------------------------------------------

                                  (Continued)

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

restricted cash specifically associated with this agreement. At December 31, 2002, the Company had borrowed the maximum amount available based on eligible accounts receivable at that time, which amounted to $1,276,252.


NOTE 5 - LONG-TERM DEBT AND NOTES PAYABLE

Long-term debt consists of the following:

      Unsecured  notes  payable  to  the  Chairman  of  the  Board,
      bearing  interest  at  12%,  accrued  monthly.   All  accrued
      interest  is  payable on July 5,  2003,  thereafter  monthly.
      In  January  2003,  the  notes  were  amended  such  that all principal  and any  unpaid  interest  is due and  payable  in
      July 2004.                                                     $2,377,500

      Unsecured  notes  payable to a Director  bearing  interest at
      12%,  payable  monthly.  Principal  and any  unpaid  interest
      due in 2004.                                                      500,000

      Secured  note  payable  bearing   interest  at  18%,  payable
      monthly.    Principal    and   any   unpaid    interest   due
      February 28,  2003,  at which  time  50,000  shares of common stock  will also be  payable.  The note is secured by certain
      assets of a member of the Board of Directors (see Note 12).     1,050,000

      Unsecured  promissory  notes bearing interest at 10% and 12%, payable  monthly.  Principal  payments due monthly,  based on
      20%     to     40%     of     billings     collected     from
      specifically-designated      customers      referred     from
      LowerMyBills.com,   Inc.  ("LMB").   The  majority  of  these
      notes do not  have a  maturity  date.  The  Company  believes that  virtually  all of  the  principal  will  be  repaid  in
      approximately   one  year  or  less,   based  on   forecasted
      billings to these customers.                                    2,940,354

      Unsecured promissory notes bearing interest at 10%, payable monthly. Principal payments due monthly, based on 10% of billings collected from customer recently acquired from Touch America, Inc. These notes do not have a maturity date. The Company believes that principal will be repaid

--------------------------------------------------------------------------------

                                  (Continued)

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

      over a period of  approximately  18  months  from the date of
      issue, based on forecasted billings to these customers.         3,035,000

      Other                                                              84,529
                                                                    ------------
                                                                      9,987,383
      Less current portion                                           (6,099,580)
                                                                    ------------
                                                                    $ 3,887,803
                                                                    ============

Long-term debt maturities are as follows:

                  2003                             $6,099,580
                  2004                              3,887,803
                                                   ----------
                                                    9,987,383
                  Less current maturities           6,099,580
                                                   ----------
                                                   $3,887,803
                                                   ==========

In connection with some of the LMB-related unsecured promissory notes, two-year warrants to purchase 562,950 shares of common stock at $2.50 per share (later amended to $2.00 per share) have also been issued to the noteholders during 2002 and 2001. Warrants for an additional 94,950 shares have also been issued to the sales agents. The estimated fair value of the warrants of $264,717, based on using the Black-Scholes pricing model, was allocated to the warrants and recorded as a discount to the carrying value of the notes. The Company paid approximately $232,000 in commissions to sales agents. The Company paid approximately $152,000 in commissions to sales agents in connection with the Touch America-related unsecured promissory notes. All these commission costs are also included in the discounts to the carrying value of the notes. The discount is being amortized to interest expense over the respective notes' estimated payment terms.

In June 2001, the Company entered into a joint sales agreement with Infotopia, Inc. ("Infotopia"), a direct response marketer. In connection with the agreement, Infotopia agreed to loan the Company $500,000. Subsequent to entering into the sales agreement, the two companies decided not to pursue further any joint activity. During 2001, Infotopia sold the loan obligation to Pali Investments, Inc. ("Pali"), an unrelated investment relations firm. In December 2001, the Company negotiated a settlement with Pali. Under the terms of the settlement, the Company paid $120,000 and issued 35,000 shares of common stock in exchange for canceling the outstanding obligation plus $25,921 in accrued interest. The stock had a fair market value of $22,401. Accordingly, based on these amounts, the Company recorded an extraordinary gain on the early extinguishments of the debt in the amount of $383,520 (see Note 11).

--------------------------------------------------------------------------------

                                  (Continued)

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 6 - LEASES

In connection with the I-Link transaction, the Company agreed to sublease certain space occupied by I-Link, but subsequently negotiated a new lease arrangement for the space. The Company is leasing 14,339 square feet of space at 13751 S. Wadsworth Park Drive, Draper, Utah, at a monthly cost of $16,728. The new lease expires at the end of November 2004. In consideration for entering into this agreement, I-Link agreed to subsidize a total of $36,232 in lease payments, which represents the difference between the amount of the original sublease obligation of Buyers United and the monthly cost of the space under the new lease arrangement. In the event the asset purchase transaction between Buyers United and I-Link does not close, Buyers United has the right to terminate the lease arrangement without further liability to I-Link or the landlord.

The following is a schedule of future minimum payments under both leases as of December 31, 2002:

         2003                                      544,410
         2004                                      571,689
         2005                                      397,373
         2006                                      407,307
         Thereafter                                417,490
                                                ----------
         Total future minimum lease payments    $2,338,269
                                                ==========

Rent expense was approximately $348,300 and $517,600 for the years ended December 31, 2002 and 2001, respectively.


NOTE 7 - INCOME TAXES

The components of the Company's net deferred income tax assets and liabilities are as follows:

      Deferred income tax assets:
         Net operating loss carryforwards                      $5,690,000
         Reserves and accrued liabilities                         800,000
         Other                                                      1,000
                                                               -----------
            Total deferred income tax assets                    6,491,000
         Valuation allowance                                   (6,313,000)
                                                               -----------
            Net deferred income tax asset                         178,000

--------------------------------------------------------------------------------

                                  (Continued)

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

      Deferred income tax liabilities:
         Capitalized software costs                                     -
         Tax depreciation in excess of book depreciation         (178,000)

            Net deferred income tax liability                    (178,000)

            Net deferred income taxes                          $        -

As of December 31, 2002, the Company had net operating loss carryforwards for federal income tax reporting purposes of approximately $15,000,000. The tax net operating loss carryforwards will expire beginning in 2012.

Inasmuch as the Company's history includes accumulated net operating losses, it is uncertain as to whether the Company's deferred tax asset can be fully realized. Accordingly, a valuation allowance has been recorded to reduce the deferred income tax assets. The net change in the valuation allowance for deferred tax assets during the year ended December 31, 2002 was a decrease of $438,000. No benefit for income taxes has been recorded during the year ended December 31, 2001. During 2002 no income tax expense was recorded due the reduction of the valuation allowance.


NOTE 8 - CAPITAL TRANSACTIONS

Preferred Stock: The Board of Directors is authorized to classify any shares of the Company's authorized but unissued preferred stock in one or more series. With respect to each series, the Board of Directors is authorized to determine the number of shares that constitutes such series; the rate of dividend, if any, payable on shares of such series; whether the shares of such series shall be cumulative, non-cumulative, or partially cumulative as to dividends and the dates from which any cumulative dividends are to accumulate; whether the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of such series may be redeemed; the amount payable upon shares of such series in the event of the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Company; the sinking fund provisions, if any, for the redemption of shares of such series; the voting rights, if any, of the shares of such series; the terms and conditions, if any, on which shares of such series may be converted into shares of capital stock of the Company of any other class or series; whether the shares of such series are to be preferred over shares of capital stock of the Company of any other class or series as to dividends or upon the voluntary or involuntary dissolution, liquidation, or termination of the affairs of the Company or otherwise; and any other characteristics, preferences, limitations, rights, privileges, immunities, or terms.

Series A 8% Cumulative Convertible Preferred Stock: During 1999, the Board of Directors authorized the issuance of 2,000,000 shares of Series A 8% Cumulative Convertible Preferred Stock ("Series A Preferred Stock") at an offering price of $2.00 per share. Gross proceeds of $4,000,000 were raised upon sale of the shares.

--------------------------------------------------------------------------------

                                  (Continued)

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

The Series A Preferred Stock is convertible to common stock at any time at the election of the holder and, under limited circumstances, at the election of the Company. The conversion rate is one for one, subject to adjustment in the event of a recapitalization, reorganization, or other corporate restructuring or in the event that the Company shall sell or otherwise issue securities at a price below $2.00 per share or the then adjusted conversion price. The Series A Preferred Stock can be redeemed at the Company's election at any time commencing January 1, 2005 at a redemption price of $2.00 per share plus all accrued dividends as of the redemption date. During each of 2002 and 2001, certain stockholders converted 5,000 Series A preferred shares, respectively, into common shares.

Series B 8% Cumulative Convertible Preferred Stock: In September 2000, the Board of Directors authorized the issuance of 1,234,500 shares of Series B 8% Cumulative Convertible Preferred Stock ("Series B Preferred Stock") and related warrants to purchase common shares at an offering price of $10.00 per unit. Each unit consists of one share of Series B Preferred Stock and five warrants to purchase one share of common stock at an exercise price of $2.50 per share. During 2000, various investors made loans to the Company and subsequently elected to exchange their promissory notes for units. In addition to the converted loans of $2,545,000, the Company raised $1,993,000 through the issuance of units through December 31, 2000 and $1,100,000 through the issuance of units in 2001.

In connection with the unit offering, the Company agreed to pay the Placement Agent a sales commission and expense allowance aggregating 13% of the gross proceeds from the sale of the Series B Preferred Stock, in addition to 10% of the gross proceeds of certain related bridge financing. The Company also incurred approximately $23,000 of direct expenses in connection with the offering. As additional consideration, the Company agreed to issue to the Placement Agent warrants to purchase 319,300 shares of the Company's common stock at an exercise price of $2.50 per share.

As part of the Series B Preferred Stock offering, the Company issued 2,269,000 warrants to purchase common stock at $2.50 per share. The Company allocated the net proceeds from the offering of $4,208,762 between the Series B Preferred Stock and the warrants based on estimated relative fair values. The Series B Preferred Stock was recorded at $2,432,476, and the warrants were recorded at $1,776,286. The estimated fair value of the warrants was determined using the Black-Scholes pricing model. The Series B Preferred Stock is convertible to common stock at any time at the election of the holder and, under limited circumstances, at the election of the Company. The conversion rate is five for one, subject to adjustment in the event of a recapitalization, reorganization, or other corporate restructuring or in the event that the Company shall sell or otherwise issue securities at a price below $2.00 per share or the then adjusted conversion price. During 2002, one of the stockholders converted 10,000 Series B preferred shares into common shares.


During the three months ended March 31, 2001, the Company issued an additional 110,000 shares of preferred stock and 550,000 warrants to purchase common stock.

--------------------------------------------------------------------------------

                                  (Continued)

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

The Company allocated the net proceeds from the offering of $1,097,223 between the Series B Preferred Stock and the warrants based on estimated relative fair values. Accordingly, the stock was recorded at $794,822, and the warrants were recorded at $302,401. In connection with these additional Series B shares, the intrinsic value of the beneficial conversion feature of $20,498 was reflected in the accompanying 2001 consolidated financial statements as a preferred stock dividend and as an increase to additional paid in capital. The Series B Preferred Stock Offering closed on April 13, 2001.

In May 2002 the Board of Directors approved a plan to modify the exercise price on certain Preferred Stock and promissory note-related warrants from $2.50 to $2.00 per share, extend the expiration date of certain warrants from December 31, 2002 to December 31, 2004, and amend the redemption provisions of certain warrants so that the warrants could be called for redemption when the market price for our common stock is $4.00 per share, rather than $6.00 per share.

Both Series A and B Preferred Stock can be redeemed at the Company's election at any time commencing January 1, 2005, at the applicable redemption price plus all accrued dividends as of the redemption date.

Cumulative dividends accrue on both Series A and B Preferred Stock at the rate of 8% per annum from the date of original issue and are payable semi-annually on June 30 and December 31 of each year out of funds legally available for the payment of dividends. Dividends are payable in cash or common stock at the election of the Company. If paid in common stock, the number of shares issued will be based on the average of the closing bid prices for the common stock over the five trading days immediately prior to the dividend payment date. If the Company fails to pay any dividend within 60 days of its due date, the conversion price (see below) is adjusted downward by $0.25 per share for each occurrence. During the years ended December 31, 2002 and 2001, the Company declared dividends aggregating $749,725 and $738,957, respectively, and to satisfy payment obligations, issued a total of 574,635 and 504,884 shares of common stock, respectively. As of December 31, 2002, the Company had accrued dividends payable in the amount of $377,688. In February 2003, the Company settled the dividend payable by issuing 199,951 shares of common stock.

The Series A and B Preferred Stock have no voting rights, except as required by the General Corporation Laws of Delaware that require class votes on certain corporate matters and matters affecting the rights of the holders of the Preferred Stock. The Preferred Stock is senior in right of payment in the event of liquidation and with respect to dividends to the common stock and all other subsequent preferred stock issuances that may be authorized. The Series A Preferred Stock has a liquidation preference of $2.00 per share and the Series B Preferred Stock has a liquidation preference of $10.00 per share.

Issuances of Common Stock: During January 2002 the Company issued 17,998 shares of common stock in connection with the issuance of $179,998 of promissory notes,

--------------------------------------------------------------------------------

                                  (Continued)

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

at an aggregated fair market value of $18,798. During 2001, the Company issued 113,300 shares of common stock to four employees in payment of services rendered, at an aggregated fair market value of $77,100.

During February 2002 the Company issued 25,000 shares of stock to one of its directors for providing a credit guaranty with respect to business expansion activities. The Company also issued 35,500 shares of stock in 2001 for providing similar guarantees. The fair market values of the 2002 and 2001 share issuances were, respectively, $30,750 and $27,475.

In March 2001, the Company entered into three-year marketing contracts with one of its Series B Preferred stockholders. Under the terms of the contracts, 100,000 shares of common stock were issued with a fair market value of $125,000. This amount was recorded on the balance sheet as a deferred consulting fee and included in operating expenses on a straight-line basis over the life of the contracts. During 2001, $39,931 was recorded in promotion expenses as a result of this amortization. Consideration granted under the contracts' terms also included options to purchase up to 150,000 additional shares of common stock at $2.50 per share. These options vest gradually over the term of the contract. These options are accounted for as variable plan options since the issuance of these options was under the premise that the grantee will be providing current and future services for the Company. Accordingly, using the Black-Scholes option pricing model, $29,581 in consulting expense was recorded to reflect the vesting of these options through December 31, 2001. During 2002 an additional $48,060 of deferred consulting fees were amortized and included in promotion expenses, and another $95,615 in consulting expense was recorded to reflect the vesting of additional options. However, at the end of 2002 the Company and the stockholder agreed to cancel one of the marketing contracts and to rescind the as-yet unearned options. Accordingly, the Company included in promotion expenses an additional $25,174 of remaining unamortized deferred consulting fees, and recorded income of $125,197 to reflect the cancellation of the unearned options.

Warrants to Purchase Common Shares: As mentioned above, the Company issued warrants in connection with its Series B preferred stock offering and in connection with certain marketing contracts.

In connection with some of the LMB-related unsecured promissory notes, two-year warrants to purchase a total 562,950 shares of common stock at $2.50 per share have been issued to the noteholders during the two years ended December 31, 2002. Warrants for an additional 97,950 shares have also been issued to the sales agents. The estimated fair value of the warrants of $264,717, based on using the Black-Scholes pricing model, was allocated to the warrants and recorded as a discount to the carrying value of the notes. The discount is being amortized to interest expense over the estimated term of the notes.

During 2001, the Company issued 10,000 warrants to purchase common shares at $2.50 per share to independent sales agents, which were valued at $9,236. In addition, the Company renegotiated and settled certain terms of an outside consulting contract entered into during 2000. Under the terms of the settlement,

--------------------------------------------------------------------------------

                                  (Continued)

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

the Company modified the exercise price from $5.00 per share to $2.50 per share on 50,000 warrants outstanding and issued an additional 15,000 warrants with an exercise price of $2.50 per share. In connection with the settlement the Company recognized $15,696 in expense.

All of the warrants were exercisable at December 31, 2002. The following tables summarize the warrant activity for 2002 and 2001:
                                                                 Weighted
                                                                  Average
                                                    Price        Exercise
                                  Warrants          Range          Price
                                 ----------     -------------    --------
   Balance at December 31, 2000  4,601,382      $1.25 - $5.13       $2.44
      Cancelled or expired        (268,000)     $2.00 - $5.00       $2.60
      Issued                     1,012,350          $2.50           $2.50
                                 ----------
   Balance at December 31, 2001  5,345,732      $1.25 - $5.13       $2.44
      Cancelled or expired        (250,000)     $2.50 - $2.85       $2.64
      Issued                       433,550      $2.00 - $2.50       $2.01
                                 ----------
   Balance at December 31, 2002  5,529,282      $1.25 - $2.95       $2.00
                                 ==========

Long-Term Stock Incentive Plan: Effective March 11, 1999, the Company established the Buyers United International, Inc. Long-Term Stock Incentive Plan ("the Stock Plan"). The Stock Plan provides for a maximum of 1,200,000 shares of common stock of the Company to be awarded to participants and their beneficiaries. A Committee, as determined by the Board of Directors, determines and designates the eligible participants and awards to be granted under the Stock Plan. The Committee may grant incentive stock options; non-qualified options; stock appreciation rights ("SAR"); and on a limited basis, stock awards. The terms and exercise prices of options and SARs will be established by the Committee; except that the exercise prices cannot be less than 100 percent of the fair market value of a share of common stock on the date of grant. As of December 31, 2002, incentive stock options to purchase a total of 1,194,153 shares of common stock had been granted under this particular plan, and of that amount, options for 615,347 shares were still outstanding.



--------------------------------------------------------------------------------

                                  (Continued)

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

Stock Options: The Company's Board of Directors has from time to time authorized the grant of stock options to directors, officers, key employees, and consultants as compensation and in connection with obtaining financing. The following tables summarize the option activity for 2002 and 2001:

                                                                 Weighted
                                                                  Average
                                                    Price        Exercise
                                  Warrants          Range          Price
                                 ----------     -------------    --------

   Balance at December 31, 2000  3,053,019      $2.00 - $9.00       $2.66
      Granted                      562,501      $2.50 - $3.50       $2.50
      Cancelled or expired        (796,935)     $2.00 - $5.00       $2.41
                                 ----------
   Balance at December 31, 2001  2,818,585      $2.00 - $9.00       $2.69
      Granted                      902,913      $2.00 - $2.50       $2.31
      Cancelled or expired        (128,777)     $2.00 - $9.00       $3.11
                                 ----------
   Balance at December 31, 2002  3,592,721      $2.00 - $5.39       $2.58
                                 ==========

A summary of the options outstanding and options exercisable at December 31, 2002 is as follows:
                                                             Options
                   Options Outstanding                     Exercisable
--------------------------------------------------- -----------------------
                                 Average   Weighted    Options     Weighted
   Range of                     Remaining   Average Exercisable at  Average
   Exercise        Options     Contractual Exercise  December 31,  Exercise
    Prices       Outstanding      Life       Price      2002        Price
-------------    -----------   ----------- -------- -------------- --------
$2.00 - $3.99     3,352,620     3.2 years  $  2.41    2,896,620    $  2.41
$4.00 - $5.39       240,101     2.8 years     5.05      240,101       5.05
                 -----------                        --------------
                  3,592,721     3.2 years  $  2.58    3,136,721    $  2.61
                 ===========                        ==============

NOTE 9 - RELATED PARTY TRANSACTIONS

During 2002 and 2001, certain board members and stockholders performed various services to the Company. These services included, but were not limited to, consulting, marketing and capital and debt raising activities. The Company incurred $109,259 and $167,000 in fees associated with these services for the years ended December 31, 2002 and 2001, respectively. Amounts outstanding related to these services were $14,300 and $31,300 at December 31, 2002, and 2001, respectively.



--------------------------------------------------------------------------------

                                  (Continued)

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

NOTE 10 - MAJOR SUPPLIERS

Approximately 97% and 84% of the Company's cost of revenue for the years ended December 31, 2002 and 2001, respectively, was generated from three telecommunication providers. As of December 31, 2002, the Company owed $2,748,426 to these providers. The Company has entered into contractual agreements with these vendors. During 2002 two of these providers had filed for bankruptcy protection under Chapter 11, and the other provider is currently being scrutinized by the Securities and Exchange Commission over certain accounting matters. Although the Company had not experienced a disruption of service and feels it could replace any one of these sources with other wholesale telecommunication service providers, the effect on the Company's operations of potentially losing any one or all three of these service providers is unknown.


NOTE 11 - COMMITMENTS AND CONTINGENCIES

On June 14, 2001, a lawsuit was filed against Buyers United by Profitec, Inc., in New Haven, Connecticut. Profitec asserted that it agreed to perform certain billing services in 1999 for the Company's telecommunication customers and that the Company agreed to pay Profitec for such services. Profitec further claimed that Buyers United breached the contract by terminating the contract and failing to pay fees allocable under a "liquidated damage" provision for early termination. Profitec claimed damages in excess of $140,000, based upon the contract's liquidated damage provisions. The Company filed a general denial answer and asserted affirmative defenses, including breach of contract, failure of consideration, and other issues. It also filed a counter claim seeking damages for Profitec's breach of the contract. In November 2001, Profitec answered and denied the counter-claim. An out-of-court settlement was reached on October 17, 2002 in which the Company agreed to pay $17,500.

In June 2001, Buyers United entered into a joint sales agreement with Infotopia, Inc., a direct response marketer. In connection with the agreement, Infotopia loaned $500,000 to Buyers United. Subsequent to entering into the sales agreement, the two companies decided not to pursue further any joint activity. In December 2001, Buyers United negotiated a settlement of the $500,000 loan in which Buyers United paid $120,000 and issued 35,000 shares of common stock in exchange for canceling the outstanding obligation plus $25,921 in accrued interest. The stock had a fair market value of $22,401. Accordingly, based on these amounts, the Company recorded an extraordinary gain on the early extinguishments of the debt in the amount of $383,520. However, unbeknownst to Buyers United, during 2001 Infotopia allegedly entered into a General Security Agreement with Sea Spray Holdings, Ltd., which purportedly included the loan obligation. By letter dated November 22, 2002, Sea Spray asserted that it had a perfected security interest in the obligation and demanded payment as successor-in-interest to Infotopia. The Company responded that Sea Spray did not have a perfected security interest since it did not take possession of the note evidencing the obligation, and that the obligation was fully discharged under


--------------------------------------------------------------------------------

                                  (Continued)

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

applicable provisions of the Uniform Commercial Code. On February 21, 2003 Buyers United filed with the American Arbitration Association a Demand for Arbitration and Statement of Claim in order to resolve the dispute. On March 11, 2003 Sea Spray filed an action against Buyers United in the Supreme Court for the State of New York, County of New York, case number 104468/03, seeking to enforce its security interest in the Infotopia note obligation through collection of the Note, and obtained an order to show cause why the arbitration proceeding we instigated should not be stayed in favor of resolving the dispute in the state court proceeding. Before the stay issue was heard by the state court, Buyers United removed the entire action to the Federal District Court, Southern District of New York, and it intends to file a motion to dismiss the action in favor of proceeding with arbitration in Utah. The Company intends to defend this claim vigorously, but cannot predict at this time how the dispute will eventually resolve.

On March 20, 2002, a shareholder filed a civil lawsuit in Salt Lake County alleging that in mid-2000 Buyers United had offered to sell him 150,000 shares in the corporation for $300,000, and that it represented it had received certain funds for promotion. The shareholder alleged that no such funds were available, that consequently the value of his shares were reduced, and that he was seeking rescission of the stock purchase. The Company filed an answer to the complaint denying the allegations and raising various affirmative defenses. The shareholder was then to initiate dates for discovery and other procedures, but so far has failed to do so and has not otherwise made certain mandatory disclosures under Utah law. Buyers United categorically denies the shareholder's allegations, denies making misrepresentations of any kind, and asserts the shareholder's claims are baseless. Furthermore, it believes that regardless of any such alleged claims, the shareholder has suffered no actual damages, and intends to vigorously defend the case in the event the shareholder resumes the discovery process.

Buyers United is the subject of certain other legal matters, which it considers incidental to its business activities. It is the opinion of management, after discussion with legal counsel, that the ultimate disposition of these other matters will not have a material impact on the financial position, liquidity or results of operations of Buyers United.


NOTE 12 - SUBSEQUENT EVENTS

In January and February 2003, the Company received $500,000 from the issuance of promissory notes payable, $400,000 of which came from three Directors of the Company. The unsecured notes bear interest at 12% and are due in 2004 through early 2005.

On February 28, 2003, the Company retired its $1,050,000 note payable by paying $250,000 in cash, issuing a new promissory note for $800,000, and issuing 50,000 shares of common stock in connection with the original agreement. The new note is unsecured and bears interest at 10%, payable monthly. Principal payments are to be made in a manner similar to the Company's other promissory notes related



--------------------------------------------------------------------------------

                                  (Continued)

                               BUYERS UNITED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

--------------------------------------------------------------------------------

to customers referred to the Company by LowerMyBills, Inc. In this case, monthly principal payments will equal 20% of specifically-designated customers' billings collected during the preceding calendar month.

On January 15, 2003, the Company issued 15,000 shares of stock to one of its directors for providing a credit guaranty to one of its wholesale telecommunication service providers. The fair market value of the stock was $36,300.

Board of Directors and Executive Officers   Independent Public Accountants

  Theodore Stern                              Crowe Chizek and Company LLC
    Chairman of the Board                     Oak Brook, Illinois
    Chief Executive Officer

  Gary Smith                                Corporate Counsel
    Director
    Business Consultant                       Cohne, Rappaport & Segal
                                              Salt Lake City, Utah
  Edward Dallin Bagley
    Director
    Business Consultant                     Transfer Agent

  Steve Barnett                               Atlas Stock Transfer Company
    Director                                  Salt Lake City, Utah
    Business Consultant

  Paul Jarman                               Business Office
    President
                                              14870 Pony Express Road
  Kenneth Krogue                              Bluffdale, Utah 84065
    Chief Operating Officer                   (801) 320-3300

  G. Douglas Smith
    Executive Vice President


--------------------------------------------

Upon   written   consent   we  will   furnish   to  our
stockholders without charge a copy of our report on Form 10-KSB for the year ended December 31, 2002 as filed with the Securities and Exchange Commission.
Requests should be directed to:

Kimm Partridge
Corporate Secretary
Buyers United, Inc.
14870 Pony Express Road
Bluffdale, Utah  84065

Our corporate  website  is http://www.buyersonline.com.
We  make available  on this  website,  free of  charge,
access to our Annual Report on Form  10-KSB,  Quarterly
Reports on  Form 10-QSB,  Current  Reports on Form 8-K,
Proxy Statement on Schedule 14A and amendments to those
materials filed or furnished  pursuant to Section 13(a)
or 15(d) of the Securities  and Exchange Act of 1934 as
soon as reasonably  practicable after we electronically
submit such material to the Securities Exchange Commis-
sion.  In  addition,   the  Commission's   website   is
http://www.sec.gov.   The  Commission  makes  available
on its  website,  free of  charge,  reports,  proxy and
information    statements,    and   other   information
regarding    issuers,    such   as   us,    that   file
electronically with the Commission.